Filed by Xperi Corporation

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934, as amended

Subject Company: Xperi Corporation; TiVo Corporation; XRAY-TWOLF Holdco Corporation

Commission File No.: 333-236492

Transaction update May 6, 2020

Important Information and Where to Find It In connection with the proposed transaction, Holdco has filed with the Securities and Exchange Commission (“SEC”), and the SEC has declared effective on April 22, 2020, a registration statement on Form S-4 (File No. 333-236492) that includes a joint proxy statement of Xperi and TiVo and that also constitutes a prospectus of Holdco (“Joint Proxy Statement/Prospectus”). Xperi, TiVo and Holdco may also file other documents with the SEC regarding the proposed transaction. This presentation is not a substitute for the Joint Proxy Statement/Prospectus or any other document which Xperi, TiVo or Holdco may file with the SEC. INVESTORS, XPERI STOCKHOLDERS AND TIVO STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors, Xperi stockholders and TiVo stockholders may obtain free copies of the Joint Proxy Statement/Prospectus and other documents that are filed or will be filed with the SEC by Xperi, TiVo or Holdco through the website maintained by the SEC at www.sec.gov or by contacting the investor relations department of Xperi and TiVo at the following: Xperi Corporation 3025 Orchard Parkway San Jose, California 95134 Attention: Investor Relations 818-436-1231 IR@Xperi.com   TiVo Corporation 2160 Gold Street San Jose, California 95002 Attention: Investor Relations 818-295-6651 IR@TiVo.com Participants in the Solicitation Xperi, TiVo or Holdco and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Xperi’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Xperi’s annual report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on February 18, 2020. Information regarding TiVo’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in TiVo’s annual report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on February 18, 2020. Xperi stockholders and TiVo stockholders may obtain additional information regarding the direct and indirect interests of the participants in the solicitation of proxies in connection with the proposed transaction, including the interests of Xperi and TiVo directors and executive officers in the transaction, which may be different than those of Xperi and TiVo stockholders generally, by reading the Joint Proxy Statement/Prospectus and any other relevant documents that are filed or will be filed with the SEC relating to the transaction. No Offer or Solicitation This presentation is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements   This presentation contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Xperi’s current expectations, estimates and projections about the expected date of closing of the proposed transaction and the potential benefits thereof, its business and industry, management’s beliefs and certain assumptions made by Xperi and TiVo, all of which are subject to change. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “could,” “seek,” “see,” “will,” “may,” “would,” “might,” “potentially,” “estimate,” “continue,” “expect,” “target,” similar expressions or the negatives of these words or other comparable terminology that convey uncertainty of future events or outcomes. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control, and are not guarantees of future results, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate the transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, cost savings, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of Holdco’s businesses and other conditions to the completion of the transaction; (ii) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the transaction or integrating the businesses of Xperi and TiVo; (iii) Xperi’s ability to implement its business strategy; (iv) pricing trends, including Xperi’s and TiVo’s ability to achieve economies of scale; (v) potential litigation relating to the proposed transaction that could be instituted against Xperi, TiVo or their respective directors; (vi) the risk that disruptions from the proposed transaction will harm Xperi’s or TiVo’s business, including current plans and operations; (vii) the ability of Xperi or TiVo to retain and hire key personnel; (viii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; (ix) uncertainty as to the long-term value of Holdco common stock; (x) legislative, regulatory and economic developments affecting Xperi’s and TiVo’s businesses; (xi) general economic and market developments and conditions; (xii) the evolving legal, regulatory and tax regimes under which Xperi and TiVo operate; (xiii) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Xperi’s and/or TiVo’s financial performance; (xiv) restrictions during the pendency of the proposed transaction that may impact Xperi’s or TiVo’s ability to pursue certain business opportunities or strategic transactions; (xv) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, natural disasters, the outbreak of coronavirus or similar outbreaks or pandemics, and their effects on economic and business environments in which Xperi and TiVo operate, as well as Xperi’s and TiVo’s response to any of the aforementioned factors; (xvi) failure to receive the approval of the stockholders of Xperi and/or TiVo; and (xvii) any plans regarding a potential separation of the combined business. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the Joint Proxy Statement/Prospectus filed with the U.S. Securities and Exchange Commission in connection with the proposed transaction. While the list of factors presented here is, and the list of factors presented in the Joint Proxy Statement/Prospectus are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Xperi’s or TiVo’s consolidated financial condition, results of operations, or liquidity. Neither Xperi nor TiVo assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Creating Scale and Diversification Creating a Leader in Consumer & Entertainment Technology and IP Licensing Xperi creates innovative technology solutions that enable extraordinary experiences for people around the world TiVo brings entertainment together, making it easy to find, watch, and enjoy Seamless end-to-end entertainment experience: from choice to consumption Offers TV manufacturers additional ways to monetize viewers through advertising Enhances automotive in-cabin entertainment experience Creates leading pure-play IP Licensing business with improved visibility

Xperi + TiVo Key Transaction Highlights Combined businesses at the forefront of secular trends, reach hundreds of millions of consumers and license technology into billions of devices Fast growing markets driven by adoption of streaming, auto infotainment / ADAS and AI Attractive and Growing End Markets 11,000+ patents and applications that apply broadly across video and semiconductor industries Technology Leadership with Proven Ability to Monetize More than $1B in Revenue / Billings1 and more than $420M in adjusted EBITDA1 Enhanced Scale Revenues spread across diverse markets across IP and Product licensing with reduced customer concentration, insulated from short-term market swings and supported by long-term contracts Diverse and Stable Business Model Attractive margin profile, recurring cash flows, and low cap-ex requirements Strong Cash Flow Profile 1 Based on 2020 mean of estimates in the Definitive Proxy Materials filed April 22, 2020. Xperi focuses on billings as a key measure of its business performance since billings closely aligns with Xperi’s cash collection

Two Product Businesses poised to benefit from fast evolving entertainment content marketplace Two IP Businesses critical to modern entertainment and electronic economy A Transformative Merger Creating a Leader in Consumer & Entertainment Technology & IP Licensing

Two Technology Innovators, Together Combining Two Industry-Leading Platforms

Transformative Scale Compelling Financial Profile and Market Opportunity $1B+ Revenue/Billings 1 11K Patents and Applications 30M Households 150M Licensed Subscribers 400M Radio Listeners 100M TVs 70M Metadata Assets $420M+ Adj. EBITDA 2 $280M Operating Cash Flow 3 1 Xperi evaluates the Company’s financial performance in part based on billings due to the close alignment between billings and cash receipts from licensing activity 2 Based on 2020 mean of estimates in the Definitive Proxy Materials filed April 22, 2020 3 Based on year ended December 31, 2019

Xperi Who We Are Today Delivering Innovative Technologies in Sight, Sound and Beyond In-Cabin Monitoring Connected Radio US Digital Radio Standard AI Edge-Based Platform Audio Codecs and Post Processing IMAX at Home 3D Packaging Semiconductor Solutions Foundational Semiconductor Chip Packaging ZiBond DBI IP Licensing

Xperi By The Numbers Strong Cash Flow, Broad Technology Portfolio, Expansive Footprint 100M Annual TVs 400M Radio Listeners $204M IP Billings1 3,000+ Patents and Applications for IP Business $210M Product Billings1 Billions of Devices 1 Xperi evaluates the Company’s financial performance in part based on billings due to the close alignment between billings and cash receipts from licensing activity, data as of December 31, 2019

TiVo Who We Are Today Making Entertainment Easy to Find, Watch and Enjoy Interactive Programming Guide Voice interactivity Video on Demand Over-the-Top Second Screen PCD & Metadata Data & Advertising TiVo Stream Next-Gen Platform Content & TiVO+ Search and Recommendations Social 1 DVRs

TiVo By The Numbers Strong Innovation and Improving Financial Profile 150M Licensed Subscribers 70M Metadata Assets 30M Subscriber Households $351M Product Revenue1 $317M IP Revenue1 5,400 Patents and Applications 1 Year-end December 31, 2019

Xperi + TiVo Product Licensing Business TiVo cuts through the chaos, brings all content together, and makes it easy to find watch and enjoy Xperi enhances the entertainment experience with a service platform that reaches the majority of home consumer electronic and automotive brands

Product Business A Changing Market Endless Options across many devices make it increasingly difficult to find, playback and enjoy content

Optimize Entertainment for Consumers Instead of Optimizing Consumers for Entertainment Winning the War for Attention Reaching Hundreds of Millions of Customers

Impactful, data-driven advertising solutions that are targeted to the right audiences TiVo Revenue Drivers in Home Products & Services That Have Powered Best-in-Class Entertainment Experiences for Decades Intelligent user experience platforms that provide viewers with access to the content they love Descriptive entertainment metadata that is consistently updated and expertly sourced across genres Conversational voice and machine-learning powered search that ensure viewers find what they want to watch – fast Powerful personalized content discovery that is tailored to a user’s viewing behavior and predicts what they want to watch next

Xperi Revenue Drivers in Home Xperi Brings Technical Expertise, Channel and Reach to TiVo’s Business Partnerships with all major ICs 100M annual TV unit volume Existing relationships with all top 10 TV brands

Transform home entertainment discovery and presentation through integrated, intelligent user experience, audio, imaging, and wireless solutions providing expanded channel, and larger TAMs with opportunities for ad monetization Xperi Existing Relationships with major ICs and all top 10 TV brands Xperi + TiVo Revenue Synergies in Home Disruptive Platform for Advertisers and Content Creators TiVo Features Stream 4K with Ad Monetization for TV OEMs and Content Providers 100M annual TV unit volume

TiVo Revenue Drivers in Auto Leading Content Aggregation, Metadata, & Discovery Cloud powered device-agnostic platform with seamless integration across devices Dynamic, descriptive video and music metadata Content discovery technology to power personalized music playlists

Xperi Revenue Drivers in Auto Xperi Brings Channel and Reach to TiVo’s Business Partnerships with all major Tier 1s 52% HD Radio penetration rate in US autos Business with all 41 auto brands sold in North America Partnerships with all major broadcasters

Xperi + TiVo Revenue Drivers in Auto Combined Platform Enhances and Simplifies Customer Experience 52% HD Radio penetration rate in US autos Xperi’s Partnerships with all major Tier 1s, Broadcasters and 41 auto brands sold in North America TiVo Metadata TiVo’s Metadata 70M rich metadata assets Xperi Features & Reach Revolutionize in-cabin automotive experience through highly personalized, connected entertainment solutions providing expanded channel and larger TAMs with opportunities for ad monetization

Xperi + TiVo Looking Ahead Advanced Security Image Identification Smart Home/IoT Intelligent Speakers Advanced Home Theater Personalization Smart Appliances Connected Radio Rear Seat Entertainment Content Personalization Data Analytics Advanced Audio/Image Detection and Car Security Solutions Connectivity Advanced In-Cabin Monitoring Solutions Sound Advanced Imaging & Audio Solutions Security Metadata Metadata

Xperi + TiVo IP Licensing Business Creates Leading Pure-Play IP Licensing Business TiVo has licensed its fundamental intellectual property to leading video providers across Pay-TV, OTT, CE, Mobile and Social markets Xperi has licensed its fundamental intellectual property to leading semiconductor companies

Leading IP Portfolio: 8K+ Patents and Applications Strengthens and Diversifies IP Licensing Business Foundational IP in multiple large markets Limited Licensee Overlap Increased Diversification, Scale and Reduced Volatility Combines two businesses with strong track records in patent monetization and value creation Leverages innovative R&D teams to develop new patented technologies and enhance sourcing capabilities Strong recurring cash flow with long-term agreements from combined business Pay-TV TV Mobile OTT Social Semiconductor Memory RF NAND Attractive Growth Opportunities in 3D Packaging, Streaming, and International

Drivers Growing Markets, Growing Businesses IMAX Enhanced / DTS Codec Licensing Perceive’s Edge-based AI Platform In-cabin Monitoring Connected Radio UX4 Upgrade Cycle TiVo 4K Stream / TiVo+ Embed TiVo Stream 4K on Connected TVs Enhance Automotive Entertainment through Connected Radio / TiVo Metadata and Search Hybrid Bonding Licensing Video IP Portfolio Licensing Pending Litigation Opportunities IP Licensing Business Product Business Expansion of IP Licensing Joint Opportunities

Has substantial potential in edge inferencing markets. It looks like we are beginning to see some avenues that could lead to a pretty large pot of gold. Perceive Xperi Additional Growth Drivers Transforming Sensing into Perceiving A breakthrough hardware and software solution to bring intelligence to smart devices without compromising consumer privacy Data center class accuracy and performance at low power for billions of smart consumer products across multiple markets —Forbes 3.31.20 —Craig-Hallum 4.1.20 Cameras + Security Products Appliances Action + Dash Cams Wearables + Hearables Mobile Phones Markets

Revenue Synergies Strong Balance Sheet Cost Synergies Drivers Operational Discipline Strong Track Record of Successful Integration $50M Annual Cost Synergies by year-end 20211 1 Incremental savings from TiVo’s transformation plan 2 Depends on level of OID required to place Term Loan B into the market, higher OID could put post-closing cash in the $225M range $250M Estimated Cash at Closing 2 2X Net Debt to EBITDA Implied Leverage at Closing Total Synergies General & Administrative $30M Sales & Marketing $10M Research & Development $7M Facilities $3M Total $50M $125M Incremental Annual Revenue $1.1B Term Loan B at Closing $850M Estimated Net Debt at Closing

Combination Unlocks Powerful Advantages Compelling Future Financial and Business Opportunities Reach 2 Combined businesses will reach hundreds of millions of consumers across multiple large and growing entertainment content markets Scale 1 Combined top line is greater than $1 billion, before the long-term revenue synergies are achieved. Combined adjusted EBITDA well in excess of $400 million Amplify 3 Complementary products offer an end-to-end play on the expansion of entertainment economies Depth 4 Expands IP assets and technological expertise, with more capacity for consistent investment, resulting in greater diversity and profitability

New Board of Directors

Experienced Board With Diversity of Experience

- Combined Board: mix of current Xperi and TiVo directors
- Independent Chairperson to be selected by the board
- Diverse and complementary backgrounds include commercial experience, relevant industry background, financial acumen, public company leadership
- Directors will be elected annually



Jon Kirchner

- 27 years senior management experience at Xperi and *DTS (CEO: 15 years at DTS, 3 years at Xperi)*



Darcy Antonellis

- CEO of VUBIQUITY and Division President of Amdocs Media
- Former CTO of Warner *Bros (10 years senior management)*
- Director at Cinemark Holdings



Chris Seams

- CEO of Deca Technologies
- 23 years senior management at Cypress Semiconductors
- Director at Onto Innovation



David Habiger

- CEO of JD Power
- Former CEO of Textura, NDS Group, and Sonic Solutions
- Director at Grubhub, Fed Reserve Bank of Chicago and Echo Global Logistics



Dan Moloney

- Executive partner of Siris Capital
- Former President of Motorola Mobility *(30 years senior management)*
- Director at Plantronics



Laura Durr

- Former CFO of Polycom *(10 years senior management)*
- 6 years at Price Waterhouse
- Director at Netgear



Raghavendra Rau

- Served as interim President and CEO of TiVo
- Former CEO and Director of SeaChange
- 16 years senior management at Motorola
- Director at Quantum Corp

TIVO XPERI

Transaction Update Key Transaction Milestones Integration planning underway Planning to operate the combined IP and Product licensing businesses as two business segments upon closing Received early termination of the waiting period under HSR Form S-4 combined registration statement and joint proxy filed On track to close in early June 2020 Q4 Q3 Q2 Q1 2020 JAN FEB MAR APR MAY JUN JUL AUG SEP OCT NOV DEC 21 18 Deliver on Value Creation 22 29 Filed Definitive Proxy TiVo and Xperi Special Stockholder Meetings

APpendix

Xperi | Deal Process

Board Actions

2018 & Q1 2019

- OCT: Board authorizes management to work with investment bank to explore options for its IP licensing business
- MAY: Xperi board determines that proposals for its IP business are not attractive

Q3 2019

- AUG: Xperi engages Centerview to evaluate a range of strategic transactions
- SEP: Xperi Board reviews progress of strategic review and provides input to management and Centerview, including with respect to possible TiVo merger

Q4 2019

- OCT:
  - Xperi Board reviews and approves Xperi standalone long-range plan
  - Xperi board instructs management to prepare alternative forecast for IP licensing business assuming minimal investment
  - Instructs management to review TiVo's forecasts
- NOV/DEC:
  - Xperi board holds eight meetings and additional conversations and consultations with management and financial advisors to review Xperi's options and proposed TiVo transaction
  - Xperi board met with TiVo management to review TiVo's business and plans
  - Xperi's independent Chairman led negotiations on leadership, governance and Board composition of the combined company with TiVo's independent Chairman

Timeline

2018 & Q1 2019 | Q2 2019 | Q3 2019 | Q4 2019

Management & Advisors

2018 & Q1 2019

- OCT 2018 - MAY 2019: Xperi's investment bank and management team explore options, contact 20 potential buyers and execute NDAs with 11

Q2 2019

- JUN:
  - TiVo contacts Xperi about the potential sale of TiVo's IP licensing business
  - Xperi attends management presentations on TiVo's IP business
  - Xperi does not make a proposal to acquire TiVo's IP business

Q3 2019

- AUG:
  - Management and Centerview consider a range of strategic options
  - Management and Centerview contact TiVo to explore a range of strategic options
- SEP: Multiple in-person and telephonic meetings with TiVo to discuss the respective businesses, strategy, synergies and structure

Q4 2019

- OCT:
  - Continuation of extensive diligence on TiVo and potential for merger transaction
  - Development of long-range plan for 2020-2024 for presentation to Board
- NOV/DEC:
  - Extensive negotiations regarding deal structure and terms, including multiple offers and counter-offers
  - Discussions with TiVo regarding business strategy for the combined business and opportunities for cost savings and synergies
  - Conducted thorough due diligence on TiVo, its financial characteristics, tax assets, IP, products and prospects
  - Discussions and negotiations with banks for committed financing for combined company

TiVo
33
XPERI.

Xperi Board Unanimously Supports This Transaction The Xperi Board engaged in an extensive evaluation of Xperi’s strategy and opportunities Hired financial advisor to review strategic options and to approach potential buyers of IP licensing business in late 2018 and early 2019; concluded there were no attractive offers Thoroughly reviewed with independent advisors, the strategic and financial merits of a combination with TiVo over a six-month period, including direct involvement of Board members with TiVo management Engaged in extensive negotiations over critical terms, including value and governance, facilitated by independent financial and legal advisors The Xperi Board approved the transaction on the basis of its strategic merits, including: Enhanced scale in complementary businesses, with opportunities for cross-selling and cost savings Strategic flexibility to potentially pursue a separation of the combined company’s product and IP licensing businesses, which will both be scaled businesses, creating one or two pure-play companies Meaningful synergies – $50M annual cost savings and $125M of incremental revenue by 2024 expected Enhanced financial profile: diversification of end market exposure, revenue and sources of cash flows Xperi’s experienced management team’s ability to execute the strategic plan

Rick Hill (Chair) Chairman of Marvell Technology and Director at Arrow Electronics Former CEO and Chairman of Novellus Systems Former Director at LSI Corporation, Autodesk, Planar Systems, Yahoo! Xperi Board of Directors Darcy Antonellis CEO of VUBIQUITY and Division President of Amdocs Media Former CTO of Warner Bros (10 years senior management) Director at Cinemark Holdings As CEO, successful sale of Vubiquity to Amdocs David Habiger CEO of JD Power Former CEO of Textura, NDS Group, and Sonic Solutions Director at Grubhub, Fed Reserve Bank of Chicago and Echo Global Logistics Jon Kirchner 27 years senior management experience at Xperi and DTS (CEO: 15 yrs at DTS, 3 yrs at Xperi) As CEO of DTS, successful acquisitions of SRS and iBiquity, followed by sale of DTS to Tessera George Riedel Senior Lecturer at Harvard Business School and Director at Cerner Corp Former CEO and Chairman of Cloudmark and Former Chairman of Accedian Networks Senior management experience at Nortel Networks and Juniper Networks 15 years at McKinsey & Co. M&A experience includes sale of Accedian Networks as Chairman, sale of Cloudmark as CEO and Chairman, sale of patent portfolio as Chief Strategy Office at Nortel, and over $5B of M&A as VP of Strategy and M&A at Juniper V. Sue Molina 7 years as Partner at Deloitte 20 years at E&Y, including 10 years as Partner Former Director at Sucampo Pharmaceuticals M&A experience includes successful sale of Novellus as CEO and Chairman, acquisition of Cavium and sale of Wi-Fi business as Chairman of Marvell, and sale of Enterprise business as Interim CEO and President of Symantec Chris Seams CEO of Deca Technologies 23 years senior management at Cypress Semiconductors As Director at Onto Innovation, oversaw successful MoE with Nanometrics and Rudolph Technologies to form Onto Innovation Former Director at RealD, Immersion, and Control4 M&A experience as CEO includes successful sale of Sonic to Rovi, Textura to Oracle, and NDS to Cisco